Exhibit 1A-15.2

10 E. Stow Road, Suite 250 Marlton, NJ 08053 (856) 382-8550 www.lexnovalaw.com		Markley S. Roderick, Esquire Member of the NJ and PA Bar Direct Dial (856) 382-8402 mroderick@lexnovalaw.com
LIMITED LIABILITY COMPANY

July 22, 2022

Filed Via EDGAR with copy by email

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Skid Row AHP LLC( the “Company”)

Draft Offering Statement on Form 1-A

Filed July 13, 2022

File No. 024-11934

Dear Sir/Madam:

This is in response to your letter of July 22, 2022. We have copied below the comments from your letter and provided the company’s response below each comment.

Question #1: General

We note your response to prior comment 1. Consistent with the revisions made throughout your offering circular, please update Item 4 of Part 1 to reflect that the number of securities being offered is 75,000 and not 150,000, or advise.

Our Response:

Item 4 of Part 1 has been revised.

Your Comment #2 – Securities Being Offered – Distributions, page 17

We note your response to prior comment 3 and reissue in part. We note that distributions will first be paid to investors until they have received a compounded annual return of 7% on their invested capital and then to investors until they have received all of their invested capital. Please revise this section to provide specific examples and calculations to demonstrate how this will operate on an annual basis as we believe it would be helpful to investors. In addition, please revise your summary disclosure to clarify that the shares will be cancelled once the 7% annual return has been paid and the initial investment has been repaid.

Our Response:

The disclosure has been revised.

*****

Thank you for your continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours,

Lex Nova Law, LLC

/s/ Markley S. Roderick
Markley S. Roderick

MSR/jae
Enclosure
cc:	Jorge P Newbery, CEO